Exhibit 99.1

Turbo Energy DeliverS Advanced SOLAR ENERGY Storage
Solution to Power UBER’s Electric Fleet in SPAIN

VALENCIA, Spain — (GLOBE NEWSWIRE) — September 10, 2025 — Turbo Energy S.A. (Nasdaq: TURB) (“Turbo Energy” or the “Company”), a global provider of leading-edge, AI-optimized solar energy storage technologies and solutions, today announced the signing of a flagship agreement providing for Turbo Energy to power Uber’s electric vehicle (“EV”) fleet in Spain.

At the heart of the project is Turbo Energy’s proprietary, patent-pending SUNBOX Industry system, an innovative energy storage solution. SUNBOX Industry not only enables large-scale charging but also offers unique functionalities for projects with limited power availability, helping fleets overcome grid constraints that often slow the adoption of electric mobility.

To power 10 high-capacity charging points for Uber, SUNBOX Industry systems were installed to create a 1 MW / 2 MWh smart storage hub, unlocking the ability to charge over 300 vehicles even though the site’s grid connection could only supply 600 Kw, covering a third of the power needed to run all the chargers. By adding 1,000 kW of flexible storage capacity, SUNBOX Industry expanded total available power to 1.6 MW — ensuring seamless charging without overloading the grid. With built-in AI control, SUNBOX Industry automatically adjusts charging power based on grid supply and battery status, guaranteeing uninterrupted operation and avoiding costly downtime. This capability makes SUNBOX Industry an ideal solution for companies looking to electrify fleets in areas where grid capacity is limited.

Mariano Soria, Chief Executive Officer of Turbo Energy, stated “This project represents a milestone in industrial electric mobility, proving that renewable generation, advanced storage and intelligent control can be combined to ensure energy autonomy and operational continuity. Through this partnership with Uber, we are demonstrating a scalable, replicable model for fleet electrification that can help to accelerate the decarbonization of transportation across Europe.”

Uber Technologies, Inc. is a global technology platform that connects riders, drivers, eaters and merchants, empowering seamless mobility, delivery, and freight services across more than 70 countries and approximately 15,000 cities. Uber continues to advance urban transportation through innovation, scale and a commitment to reshaping how people move and get around.

Turbo also worked with INSOLEN on the Uber project. INSOLEN is a Spanish engineering and energy efficiency firm with over a decade of experience delivering integrated solutions across industrial and hospitality sectors. Specializing in energy audits, solar photovoltaic systems and charging infrastructure, they offer turnkey services ranging from project design to installation aimed at optimizing energy consumption, reducing costs and supporting sustainable operations.

About Turbo Energy, S.A.

Founded in 2013, Turbo Energy is a globally recognized pioneer of proprietary solar energy storage technologies and solutions managed through Artificial Intelligence. Turbo Energy’s elegant all-in-one and scalable, modular energy storage systems empower residential, commercial and industrial users expanding across Europe, North America and South America to materially reduce dependence on traditional energy sources, helping to lower electricity costs, provide peak shaving and uninterruptible power supply and realize a more sustainable, energy-efficient future. A testament to the Company’s commitment to innovation and industry disruption, Turbo Energy’s introduction of its flagship SUNBOX represents one of the world’s first high performance, competitively priced, all-in-one home solar energy storage systems, which also incorporates patented EV charging capability and powerful AI processes to optimize solar energy management. Turbo Energy is a proud subsidiary of publicly traded Umbrella Global Energy, S.A., a vertically integrated, global collective of solar energy-focused companies. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and annual report under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

At Turbo Energy, S.A.

Dodi Handy, Director of Communications

Phone: 407-960-4636

Email: dodihandy@turbo-e.com